Exhibit 99.1

For Immediate Release

NORSAT RECEIVES FINAL COURT APPROVAL FOR PLAN OF ARRANGEMENT WITH HYTERA COMMUNICATIONS CO., LTD.

Vancouver, British Columbia – June 27, 2017 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that the previously announced transaction, pursuant to which Hytera Communications Co., Ltd. (“Hytera”) will indirectly acquire all of the issued and outstanding shares of Norsat by way of a court-approved plan of arrangement (the "Arrangement") was approved today by a final order of the Supreme Court of British Columbia.

Completion of the Arrangement remains conditional on obtaining regulatory approvals and certain other closing conditions. Assuming that the conditions to closing are satisfied and the necessary regulatory approvals are obtained, it is expected that the closing of the Arrangement will be completed in the third quarter of 2017.

Further information about the Arrangement is set forth in the information circular, supplemental information and proxy statement in respect of the securityholders meeting which have been filed with Canadian and United States securities regulators and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera and the timing and possible outcome of regulatory approvals in connection with the Arrangement. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com